Eugene Trowbridge, CCIM

Partner

_________

Jillian Sidoti, CCIM

Partner

_________

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

_________

_________

Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

August 10, 2018

Via EDGAR

Re:   SPRiZZi Bev-Co., Inc.

Offering Statement on Form 1-A

Filed July 2, 2018

CIK # 0001733226

Dear Mr. Reynolds,

Please see our response to your comments below and within the Offering Statement.

Preliminary Offering Circular Cover Page

1. We reissue prior comment 1. We continue to note the disclosure regarding the duration of the offering. Given the open nature of the duration, it appears that the offering may extend beyond three years. Please revise to comply with Rule 251(d)(3)(i)(F) of Regulation A.

We have amended to read as follows in order to comply with Rule 251(d)(3)(i)(F):

The offering is expected to expire on the first of: (i) all of the Shares offered are sold, (ii) the one year anniversary date of the qualification of the securities by the Securities Exchange Commission, or (iii) unless sooner terminated by the Company’s CEO.

Subscription Agreement

2. We partially reissue prior comment 4. We note that your subscription agreement includes a waiver of the right to a jury trial. Please clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws. Please also discuss the enforceability of this provision.

In an effort to clear this comment, we have removed this section regarding waiver to trial by jury. We have also removed language regarding arbitration throughout as this is no longer in the subscription agreement.

Thank you for your attention. Please advise when the Company may request qualification.

Sincerely,

/s/

Jillian Ivey Sidoti, Esq.

Securities Counsel